UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Westwood One, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

961815107

(CUSIP Number)

Michael A. Woronoff, Esq.

Proskauer Rose LLP

2049 Century Park East, 32nd Floor

Los Angeles, CA 90067-3206

310.557.2900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 23, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 11 Pages)

CUSIP No. 961815107	13D	Page 2 of 11 Pages

1.	NAMES OF REPORTING PERSONS Gores Radio Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (A) ☐ (B) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 162,378,385*
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 162,378,385*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 162,378,385*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.1%*
14.	TYPE OF REPORTING PERSON (see instructions) OO

*	Upon the automatic conversion of all shares of Series A-1 Convertible Preferred Stock and Series B Convertible Preferred Stock into Common Stock (as defined in Item 1), that is provided for in the Certificates of Designations thereof to occur upon such time as the Issuer’s stockholders approve a charter amendment increasing the number of authorized shares, the amount of shares in Rows (8), (10) and (11) would be 3,061,501,762 and the corresponding percentage in Row (13) would be 75.2%.

CUSIP No. 961815107	13D	Page 3 of 11 Pages

1.	NAMES OF REPORTING PERSONS The Gores Group, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (A) ☐ (B) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 162,378,385*
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 162,378,385*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 162,378,385*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.1%*
14.	TYPE OF REPORTING PERSON (see instructions) OO

*	Upon the automatic conversion of all shares of Series A-1 Convertible Preferred Stock and Series B Convertible Preferred Stock into Common Stock (as defined in Item 1), that is provided for in the Certificates of Designations thereof to occur upon such time as the Issuer’s stockholders approve a charter amendment increasing the number of authorized shares, the amount of shares in Rows (8), (10) and (11) would be 3,061,501,762 and the corresponding percentage in Row (13) would be 75.2%.

CUSIP No. 961815107	13D	Page 4 of 11 Pages

Item 1. Security and Issuer

This Amendment No. 5 (this “Amendment No. 5”) to the Statement on Schedule 13D amends and supplements the statement on Schedule 13D filed on March 12, 2008 (the “Original 13D”), as amended by Amendment No. 1 thereto filed on March 20, 2008 (“Amendment No. 1”), Amendment No. 2 thereto filed on June 20, 2008 (“Amendment No. 2”), Amendment No. 3 thereto filed on December 8, 2008 (“Amendment No. 3”), Amendment No. 4 thereto filed on March 5, 2009 (“Amendment No. 4”, and, together with the Original 13D and Amendment No. 5, the “Schedule 13D”), by Gores Radio Holdings, LLC, a Delaware limited liability company (“Gores Radio”) and The Gores Group, LLC, a Delaware limited liability company (“The Gores Group” and, together with Gores Radio, the “Gores Entities” or “Reporting Persons” and together with certain of the affiliates of the Reporting Persons, “Gores”) and relates to the common stock, par value $0.01 per share (the “Common Stock”), of Westwood One, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 40 West 57th Street, 5th Floor, New York, New York 10019.

Except as specifically provided herein, this Amendment No. 5 does not modify any of the information previously reported on the Original 13D or Amendments Nos. 1 through 4. Capitalized terms used but not otherwise defined in this Amendment No. 5 shall have the meanings ascribed to them in the Original 13D or Amendments Nos. 1 through 4, as applicable.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is amended and restated in its entirety to read as follows:

The purchases of all securities of the Issuer by Gores Radio described in this Schedule 13D were financed with cash on hand from contributions of members of Gores Radio. All such contributions were in the ordinary course and pursuant to investor commitments to Gores Radio. The responses to Item 4 are incorporated herein by reference.

Item 4. Purpose of Transaction

Item 4 is amended and restated in its entirety to read as follows:

2008 Transactions

In accordance with the terms of a Purchase Agreement, dated February 25, 2008, between the Issuer and Gores Radio (the “2008 Purchase Agreement”), the Issuer sold to Gores Radio for the purpose of Gores Radio investing in the Issuer (i) on March 3, 2008, 7,142,857 shares of Common Stock for a per share purchase price of $1.75, (ii) on March 19, 2008, an additional 7,142,857 shares of Common Stock for a per share purchase price of $1.75 and (iii) on June 19, 2008, 75,000 shares of 7.50% Series A Convertible Preferred Stock (the “Series A Preferred Stock”), for a per share purchase price of $1,000. In connection with the sale of the Series A Preferred Stock, the Issuer also issued to Gores Radio four-year warrants (the “Warrants”) (issued in three tranches at exercise prices of $5.00, $6.00 and $7.00/share, respectively) to purchase 10,000,000 shares of Common Stock in the aggregate, which Warrants are exercisable at any time prior to their expiration date (June 19, 2012).

2009 Transactions

On April 23, 2009, the Issuer consummated a restructuring of its capital structure (the “Restructuring”). In connection therewith:

•

Gores Radio purchased at a discount to par $5.0 million aggregate principal amount of the Issuer’s 5.26% Series B Senior Guaranteed Notes due November 30, 2012 (the “Series B Notes”), from a holder of the Series B Notes and approximately $17.6 million aggregate principal amount of loans from certain lenders under the Issuer’s Credit Agreement, dated as of March 3, 2004, as amended, among the Issuer and the lenders party thereto, in their respective capacities as lenders, and agents or other representatives (the “Previous Credit Agreement”).

CUSIP No. 961815107	13D	Page 5 of 11 Pages

•

Gores Radio and the Issuer entered into a Purchase Agreement (the “Equity Purchase Agreement”), pursuant to which Gores Radio (i) exchanged all of the Series A Preferred Stock for 75,000 shares of the Issuer’s 7.50% Series A-1 Convertible Preferred Stock, par value $0.01 per share (the “Series A-1 Preferred Stock”) and (ii) purchased 25,000 shares of the Issuer’s 8.0% Series B Convertible Preferred Stock, par value $0.01 per share (the “Series B Preferred Stock” and, together with the Series A-1 Preferred Stock, the “Preferred Stock”) for a per share purchase price of $1,000 and an aggregate purchase price of $25.0 million.

•

Holders (the “Previous Holders”) of the Issuer’s then outstanding 4.64% Series A Senior Guaranteed Notes due November 30, 2009 and Series B Notes (collectively, the “Previous Notes”) and lenders (the “Previous Lenders” and, together with the Previous Holders, the “Previous Debt Holders”) under the Previous Credit Agreement, entered into a Securities Purchase Agreement (the “Debt Purchase Agreement”). Pursuant to the Debt Purchase Agreement, in consideration for releasing all of their respective claims under the Previous Notes and the Previous Credit Agreement, the Previous Debt Holders collectively received (1) $117.5 million of new senior secured notes (the “New Senior Notes”), maturing July 15, 2012; (2) 34,962 shares of Series B Preferred Stock; and (3) a one-time cash payment of $25.0 million. As a result of the consummation of the transactions contemplated by the Debt Purchase Agreement, Gores Radio, in its capacity as a Previous Debt Holder, received approximately $10.8 million aggregate principal amount of New Senior Notes, 3,201 additional shares of Series B Preferred Stock and approximately $2.3 million.

•

Certain affiliates of Gores Radio provided up $45 million of additional credit support for the Issuer, including by guaranteeing indebtedness incurred by the Issuer under a Credit Agreement (the “Credit Agreement”) entered into on April 23, 2009 by the Issuer and Wells Fargo Foothill, LLC, as the arranger, administrative agent and initial lender. The Credit Agreement provides the Issuer with a $15.0 million revolving line of credit on a senior unsecured basis and a $20.0 million unsecured subordinated term loan.

•

Gores Radio acquired control of the Issuer’s Board of Directors (the “Board”) by appointing three nominees to fill vacancies created by the retirement of directors pursuant to the provisions of the Equity Purchase Agreement.

•

Gores Radio entered into an Investor Rights Agreement (the “Investor Rights Agreement”) with the Issuer and the other holders of the Series B Preferred Stock (the “Original Investor Stockholders”). Pursuant to the Investor Rights Agreement, as long as the Original Investor Stockholders in the aggregate hold at least 60% of the Common Stock (including the Preferred Stock on an as-converted basis) that they owned immediately after giving effect to the Restructuring, the Issuer agreed to nominate one nominee designated by such holders for election to the Issuer’s Board. Gores Radio has agreed to vote in favor of any such nominee that is reasonably acceptable to Gores Radio. In addition, as part of the Investor Rights Agreement, the Original Investor Stockholders were granted certain pre-emptive rights, tag-along rights, and piggyback registration rights and became subject to certain drag-along obligations. Additionally, each of the parties to the Investor Rights Agreement (other than the Issuer) agreed to vote in favor of the Charter Amendment. Such parties hold voting securities representing substantially more than 75% of the Issuer’s outstanding Common Stock in the aggregate (including Preferred Stock on an as-converted basis),

•

The Issuer adopted Amended and Restated By-Laws to replace the Issuer’s previous By-Laws. The Amended and Restated By-Laws were adopted to, among other things, remove a provision in the Issuer’s previous By-Laws that required at least one-third of the Issuer’s Board to be independent and also add advance notice provisions relating to stockholder proposals.

•

The Issuer agreed to call a special meeting of stockholders to seek approval of an amendment to its certificate of incorporation that, among other things, would increase the number of authorized shares of Common Stock to a number of shares sufficient to permit conversion of all of the outstanding Preferred Stock, effect a reverse stock split and delete Article Sixteenth of the certificate of incorporation that sets forth higher approval thresholds than those required under the Delaware General Corporation Law with respect to certain amendments of the certificate of incorporation (the “Charter Amendment”).

•	Gores Radio agreed to cancel the Warrants upon the effectiveness of the Charter Amendment.

CUSIP No. 961815107	13D	Page 6 of 11 Pages

The Reporting Persons consider the shares of Common Stock and the Preferred Stock that each beneficially owns an investment made in the ordinary course of their respective businesses. The Reporting Persons review on a continuing basis the investment in the Issuer. Based on such review, one or more of the Reporting Persons may acquire, or cause to be acquired, additional securities of the Issuer, dispose of, or cause to be disposed (including, without limitation, through an extraordinary corporate transaction, such as a merger, reorganization or liquidation, or through a public offering upon exercise of registration rights), such securities at any time or formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, the Issuer’s business, financial condition and operating results, general market and industry conditions or other factors.

The descriptions herein of the 2008 Purchase Agreement, Equity Purchase Agreement, Investor Rights Agreement and Debt Purchase Agreement are qualified in their entirety by reference to such agreements, copies of which are filed as Exhibit 1 to the Original 13D and Exhibits 6,7 and 8 to this Amendment No. 5, respectively, and which are specifically incorporated herein by reference in their entirety.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The assets held by the Gores Entities, including the Common Stock and Preferred Stock, may be pledged from time to time in the ordinary course as collateral security for existing indebtedness of the Gores Entities. No such activity is expected to have any effect on the beneficial ownership of the Common Stock or Preferred Stock.

The responses to Item 2, Item 3 and Item 4 are incorporated herein by reference.

In connection with the transactions described in the Schedule 13D, Gores Radio entered into (i) the 2008 Purchase Agreement, (ii) the Equity Purchase Agreement, (iii) the Debt Purchase Agreement, (iv) the Investor Rights Agreement and (v) the Registration Rights Agreement (as defined below) as amended by the Registration Rights Amendment (as defined below), certain provisions of which are described in Item 4 or are described below.

Equity Purchase Agreement

The Equity Purchase Agreement contains customary representations and warranties that, subject to certain exceptions, generally survive for two years from the Closing Date. The Issuer has agreed to indemnify Gores Radio (and its affiliated parties) for: (1) any breach of any of the representations, warranties or covenants made by the Issuer in the Purchase Agreement or (2) any action or proceeding brought in connection with the Transactions, subject to certain exceptions.

In addition, the Equity Purchase Agreement contains a 35-day “market check” period (the “Market Check Period”) which will end on May 28, 2009. During the Market Check Period, the Company may, subject to certain limitations, enter into a definitive agreement with a party other than Gores providing for the acquisition of: (1) 100% of all classes of the Company’s equity securities or (2) 100% of the Company’s assets. Any such alternative proposal would have to be determined by the Issuer’s Board (excluding those members of the Board designated by Gores) to be more favorable to the holders of the Common Stock than the transactions contemplated by the Equity Purchase Agreement and would have to include a Superior Alternative Proposal Payment (as defined in the Equity Purchase Agreement) to Gores and provide for the termination of Gores’ guarantees and credit support in favor of the Issuer.

CUSIP No. 961815107	13D	Page 7 of 11 Pages

Registration Rights Agreement

As part of the 2008 Purchase Agreement, Gores Radio entered into a registration rights agreement (the “Registration Rights Agreement”) with the Issuer. In connection with the Restructuring, Gores Radio entered into an amendment of the Registration Rights Agreement (the “Registration Rights Amendment”). As amended, the Registration Rights Agreement provides Gores Radio with shelf, demand and piggy-back registration rights with respect to the resale of the shares of the Common Stock owned by Gores Radio and its affiliates (including shares issuable upon conversion of the Preferred Stock or exercise of the Warrants).

Series A Certificate

On April 23, 2009, the Issuer filed the Certificate of Designations of the Series A-1 Preferred Stock (the “Series A-1 Certificate”), certain features of which are described below.

Dividends/Ranking

Holders of the Series A-1 Preferred Stock will be entitled to receive dividends at a rate of 7.50% per annum, compounded quarterly, which will be added to the Liquidation Preference (initially equal to $1,065 per share, subject to adjustment as described below). The Series A-1 Preferred Stock ranks pari passu with the Series B Preferred Stock. If the Series A-1 Preferred Stock remains outstanding after June 19, 2013, the dividend rate will increase to 15.00% per annum. Holders of the Series A-1 Preferred Stock will also be entitled to receive dividends declared or paid on the Common Stock, on an as-converted basis.

Conversion

The Series A-1 Preferred Stock is convertible at the option of the holders, at any time and from time to time, into a number of shares of Common Stock by dividing (x) (1) if on or prior to October 22, 2009, $1,065 multiplied by the number of shares of Series A-1 Preferred Stock to be converted as of the conversion date or (2) if after October 23, 2009, the Liquidation Preference of the shares of Series A-1 Preferred Stock to be converted as of the conversion date by (y) the conversion price in effect at the close of business on the conversion date, initially $0.3601. Notwithstanding the foregoing, if the number of shares of Common Stock issuable with respect to all shares of Series A-1 Preferred Stock and Series B Preferred Stock surrendered for conversion on any date exceeds the Maximum Authorized Amount (as defined in the Series A-1 Certificate) on such date, each holder thereof may only convert the number of shares of Series A-1 Preferred Stock so that the total number of shares of Common Stock so issuable to such holder is no greater than such holder’s Pro Rata Portion (as defined in the Series A-1 Certificate).

On the first date on which there are a number of authorized and unissued shares of Common Stock under the Issuer’s certificate of incorporation sufficient to permit conversion of all of the then outstanding shares of Series B Preferred Stock and Series A-1 Preferred Stock, each outstanding share of Series A-1 Preferred Stock will automatically be converted (simultaneously with the conversion of each outstanding share of Series B Preferred Stock) without any further action by Issuer or its stockholders based on the conversion price then in effect.

Redemption

After March 19, 2013, the Issuer has the sole option to redeem the Series A-1 Preferred Stock at any time. However, according to the terms of the Series B Preferred Stock as set forth in the Series B Certificate (as defined below), the Issuer may not redeem any shares of the Series A-1 Preferred Stock unless it concurrently offers to redeem the same proportion (based on Liquidation Preference) of the Series B Preferred Stock on the same terms and conditions and at the same time. If the Series A-1 Preferred Stock remains outstanding after December 19, 2013, the Liquidation Preference per share will increase by 50%.

Special Approval Rights

As long as Gores holds at least 50% of the Series A-1 Preferred Stock originally issued, the approval by the holders of a majority of the outstanding shares of Series A-1 Preferred Stock is required for the Company to take certain significant corporate actions, including, without limitation, approval of the Company’s annual budget (including any material variances therefrom), the hiring of a Chief Executive Officer, the issuance of additional shares of capital stock (subject to certain exceptions), the declaration of dividends and share repurchases (subject to certain exceptions), annual capital expenditures in excess of $15.0 million, incurrence of indebtedness above certain thresholds and, until December 19, 2013, mergers, consolidations and substantial asset sale transactions.

CUSIP No. 961815107	13D	Page 8 of 11 Pages

Series B Certificate

On April 23, 2009, the Issuer filed the Certificate of Designations of the Series B Preferred Stock (the “Series B Certificate”), certain features of which are described below.

Dividends/Ranking

Holders of the Series B Preferred Stock will be entitled to receive dividends at a rate of 8.0% per annum, compounded quarterly, which will be added to the Liquidation Preference (initially equal to $1,000 per share). The Series B Preferred Stock ranks pari passu with the Series A-1 Preferred Stock. If the Series B Preferred Stock remains outstanding after June 19, 2013, the dividend rate will increase to 15.00% per annum. Holders of the Series A-1 Preferred Stock will also be entitled to receive dividends declared or paid on the Common Stock on an as-converted basis.

Conversion

The Series B Preferred Stock is convertible at the option of the holders, at any time and from time to time, into a number of shares of Common Stock by dividing (x) (1) if on or prior to October 22, 2009, $1,000 multiplied by the number of shares of Series B Preferred Stock to be converted as of the conversion date or (2) if after October 23, 2009, the Liquidation Preference of the shares of Series B Preferred Stock to be converted as of the conversion date by (y) the conversion price in effect at the close of business on the conversion date, initially $0.03443 (subject to the limitation set forth above with respect to a holder’s Pro Rata Portion). Notwithstanding the foregoing, if the number of shares of Common Stock issuable with respect to all shares of Series A-1 Preferred Stock and Series B Preferred Stock surrendered for conversion on any date exceeds the Maximum Authorized Amount (as defined in the Series B Certificate) on such date, each holder thereof may only convert the number of shares of Series B Preferred Stock so that the total number of shares of Common Stock so issuable to such holder is no greater than such holder’s Pro Rata Portion (as defined in the Series B Certificate).

On the first date on which there are a number of unissued shares of Common Stock authorized under the Issuer’s certificate of incorporation sufficient to permit conversion of all of the then outstanding shares of Series A-1 Preferred Stock and Series B Preferred Stock, each outstanding share of Series B Preferred Stock will automatically be converted (simultaneously with the conversion of each outstanding share of Series A-1 Preferred Stock) without any further action by Issuer or its stockholders based on the conversion price then in effect.

Redemption

If the Issuer redeems any shares of the Series A-1 Preferred Stock, it must concurrently offer to redeem the same proportion (based on Liquidation Preference) of the Series B Preferred Stock on the same terms and conditions and at the same time.

The descriptions herein of the Equity Purchase Agreement, Registration Rights Agreement, Registration Rights Amendment, Series A Certificate and Series B Certificate, are qualified in their entirety by reference to such agreements, copies of which are filed as Exhibit 6 to this Amendment No. 5, Exhibit 2 to the Original 13D and Exhibits 9, 10 and 11 to this Amendment No 5, respectively, and which are specifically incorporated herein by reference in their entirety.

Item 7. Material to be Filed as Exhibits.

Exhibit 6	Purchase Agreement, dated as of April 23, 2009, by and among Westwood One, Inc. and Gores Radio Holdings, LLC (incorporated by reference to Exhibit 10.3 to the current report on Form 8-K of the Issuer filed on April 27, 2009).

Exhibit 7	Investor Rights Agreement, dated as of April 23, 2009, among Westwood One, Inc., Gores Radio Holdings, LLC and the other investors signatory thereto (incorporated by reference to Exhibit 10.5 to the current report on Form 8-K of the Issuer filed on April 27, 2009).

CUSIP No. 961815107	13D	Page 9 of 11 Pages

Exhibit 8	Securities Purchase Agreement, dated as of April 23, 2009, by and among Westwood One, Inc. and the other parties thereto (incorporated by reference to Exhibit 4.1 to the current report on Form 8-K of the Issuer filed on April 27, 2009).

Exhibit 9	Amendment No. 1 to Registration Rights Agreement, dated as of April 23, 2009, between Westwood One, Inc. and Gores Radio Holdings, LLC (incorporated by reference to Exhibit 10.4 to the current report on Form 8-K of the Issuer filed on April 27, 2009).

Exhibit 10	Certificate of Designations of Series A-1 Convertible Preferred Stock, dated as of April 23, 2009 (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K of the Issuer filed on April 27, 2009).

Exhibit 11	Certificate of Designations of Series B Convertible Preferred Stock, dated as of April 23, 2009 (incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K of the Issuer filed on April 27, 2009).

CUSIP No. 961815107	13D	Page 10 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 23, 2009

GORES RADIO HOLDINGS, LLC

By:	THE GORES GROUP, LLC,
Its Manager

	By:	/s/ Steven Eisner
Steven Eisner
Vice President

THE GORES GROUP, LLC

	By:	/s/ Steven Eisner
Steven Eisner
Vice President

CUSIP No. 961815107	13D	Page 11 of 11 Pages

EXHIBIT INDEX

Exhibit 6	Purchase Agreement, dated as of April 23, 2009, by and among Westwood One, Inc. and Gores Radio Holdings, LLC (incorporated by reference to Exhibit 10.3 to the current report on Form 8-K of the Issuer filed on April 27, 2009).

Exhibit 7	Investor Rights Agreement, dated as of April 23, 2009, among Westwood One, Inc., Gores Radio Holdings, LLC and the other investors signatory thereto (incorporated by reference to Exhibit 10.5 to the current report on Form 8-K of the Issuer filed on April 27, 2009).

Exhibit 8	Securities Purchase Agreement, dated as of April 23, 2009, by and among Westwood One, Inc. and the other parties thereto (incorporated by reference to Exhibit 4.1 to the current report on Form 8-K of the Issuer filed on April 27, 2009).

Exhibit 9	Amendment No. 1 to Registration Rights Agreement, dated as of April 23, 2009, between Westwood One, Inc. and Gores Radio Holdings, LLC (incorporated by reference to Exhibit 10.4 to the current report on Form 8-K of the Issuer filed on April 27, 2009).

Exhibit 10	Certificate of Designations of Series A-1 Convertible Preferred Stock, dated as of April 23, 2009 (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K of the Issuer filed on April 27, 2009).

Exhibit 11	Certificate of Designations of Series B Convertible Preferred Stock, dated as of April 23, 2009 (incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K of the Issuer filed on April 27, 2009).